UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM
1.	Notice to the Market, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on November 2, 2020, regarding the redemption of certain Avon notes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ José Antonio de Almeida Filippo
Name: José Antonio de Almeida Filippo
Title: Principal Financial Officer

By:	/s/ Itamar Gaino Filho
Name: Itamar Gaino Filho
Title: Chief Legal and Compliance Officer

Date: November 3, 2020

Item 1

Notice to the Market, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on November 2, 2020, regarding the redemption of certain Avon notes.

NATURA &CO HOLDING S.A.

Publicly-Held Company
CNPJ/ME n° 32.785.497/0001-97
NIRE 35.300.531.582

NOTICE TO THE MARKET

Debt Pre-payment of Avon International

Natura &Co Holding S.A. (B3: NTCO3, NYSE: NTCO) (“Natura &Co” or “Company”) informs its shareholders and the market in general that it concluded today the prepayment of notes (“Bonds”) of its wholly-owned subsidiaries, Avon International Capital p.l.c. and Avon International Operations, Inc. (“Avon International”), as follows:

Issuer	Instrument	Issue Date	Maturity Date	Coupon (per year)	Principal
Avon International Capital p.l.c.	Senior Secured Notes	07/03/2019	08/15/2022	6.500%	US$ 400.0 million
Avon International Operations, Inc.	Senior Secured Notes	08/15/2016	08/15/2022	7.875%	US$ 500.0 million

The redemption price was equivalent to 101.969% (expressed as a percentage of the principal amount of the Bonds to be redeemed), plus accrued and unpaid interest until this date.

The proforma indebtedness post-redemption considering Q2-20 results would be 1.9x down from 3.6x.

The prepayment of these Bonds is a major step towards the Company’s strategy to optimize our capital structure by accelerating deleveraging and reducing U.S. dollar-denominated debt, currency volatility and high interest costs, and eliminating restrictive covenants.

São Paulo, November 2, 2020.

Viviane Behar de Castro

Investor Relations Officer